**Benetton Board approves the results for the 2003 financial year**
**CASUAL CLOTHING TURNOVER IN LINE WITH PREVIOUS YEAR, NET INCOME 108 MILLION EURO**
**Net financial position for 2004 forecast in line with 2003**

Ponzano, 30th March 2004. Consolidated revenues of 1,859 million euro, net income of 108 million euro, normalised net income of 139 million, self financing stable at approximately 330 million euro and net financial position improved at 468 million euro: these were the key numbers, approved today by the Board of Directors, with which the Benetton Group closed the 2003 financial year. Distribution of a dividend of 0.38 euro per share, payable from 27th May, equal to 69 million euro in total, will be proposed at the shareholders' meeting (convened for 12th May).

2003 **consolidated revenues** showed continued staying power in the clothing division and a large drop in the sports sector associated with the disposal of the sports equipment brands, which took place in the first half of the year. The value of consolidated revenues for 2003 was 1,859 million against 1,992 million recorded in the previous financial year. Revenues, net of the sports equipment disposal and currency impact, showed an increase of 1.2 per cent, a value which rose to 2.1 percent for casual clothing.

**UNITED COLORS OF BENETTON.**

The **gross operating income** was 810 million euro compared with 868 in 2002, with a ratio to sales unchanged at 43.6%. In addition to the impacts of the sports equipment disposal and foreign exchange, the gross operating income was positively influenced by the increase in volumes and the policy to improve product mix, which mainly concerned the casual clothing division.

**Income from operations** was 232 million euro compared with 243 for 2002 with an improved ratio to revenues, which moved to 12.5% from 12.2% due to the disposal of the sports business. The lower income from operations for the casual clothing division was attributed to exchange rate movements and higher accruals.

**Normalised net income**, before non-recurring items, was 139 million euro against a normalised value of 128 million in 2002. **Net income for the financial year** was 108 million euro (against a loss of 10 million euro for the previous year).

The equilibrium and strength of the Group balance sheet continue to be excellent, with the **net financial position** significantly improved at 468 million euro from 613 million euro at the end of 2002 and **shareholders' equity** (at 31st December 2003) of 1,174 million euro, making it possible to continue a strategy of special attention to shareholder remuneration, with a total dividend equal to 69 million euro. Additionally, **working capital** was reduced to 729 million euro, from 798 million at year-end 2002, due in particular to efficient control of commercial credit.

**Self-financing** in the year was virtually stable at approximately 330 million euro and was well able to meet **net operating investments,** which were 126 million euro in the year, directed in particular towards continued strengthening

of the sales network and production. **Free cash flow** (before dividends and expenses relating to the disposal of the sports equipment brands) was 122 million euro (85 million to the end of 2002).

Finally, the Board analysed performance trends for 2004. Faced with cautious consumer spending, in particular in the clothing textile sector, and in line with forecasts presented in December in the Group 2004-2007 Guide-lines and with the communication following the Board of Directors meeting on 6th February 2004, gross operating income and income from operations are expected to be substantially in line with 2003.
**Turnover**, no longer including activity associated with sports equipment, should be around 1,800 million euro. **Net income** is expected to be around 7% of turnover. A moderate increase is forecast for casual clothing division revenues, with a target around 1,580 million euro.
**Self financing** for 2004 is forecast to be in line with that of the 2003 financial year, as is the **net financial position**, despite the tax payment linked to the company reorganization.
**Investments** should be around 100 million euro, mostly focussing on development of the sales network.

For further information: +39 0422 519036
www.benetton.com/press
www.benetton.com/investors

# Group results

## Consolidated income statement

| (millions of Euro) | 2003 | % | 2002 | % | Change | % |
|---|---|---|---|---|---|---|
| Revenues | 1,859 | 100.0 | 1,992 | 100.0 | (133) | (6.7) |
| Cost of sales | (1,049) | (56.4) | (1,124) | (56.4) | 75 | (6.7) |
| Gross operating income | 810 | 43.6 | 868 | 43.6 | (58) | (6.6) |
| Variable selling costs | (114) | (6.2) | (124) | (6.2) | 10 | (8.1) |
| Contribution margin | 696 | 37.4 | 744 | 37.4 | (48) | (6.5) |
| General and administrative expenses | (464) | (24.9) | (501) | (25.2) | 37 | (7.4) |
| Income from operations | 232 | 12.5 | 243 | 12.2 | (11) | (4.6) |
| Gain on foreign exchange | 10 | 0.5 | 8 | 0.4 | 2 | 12.1 |
| Financial charges, net | (32) | (1.7) | (40) | (2.0) | 8 | (22.3) |
| Ordinary income | 210 | 11.3 | 211 | 10.6 | (1) | (0.5) |
| Other expenses | (7) | (0.4) | - | - | (7) | n.s. |
| Non recurring items | (38) | (2.0) | (162) | (8.1) | 124 | (76.5) |
| Income before taxes | 165 | 8.9 | 49 | 2.5 | 116 | n.s. |
| Income taxes | (56) | (3.0) | (57) | (2.9) | 1 | (1.5) |
| Minority interests income | (1) | (0.1) | (2) | (0.1) | 1 | (50.0) |
| Net income/(loss) | 108 | 5.8 | (10) | (0.5) | 118 | n.s. |
| Normalized net income | 139 | 7.5 | 128 | 6.4 | 11 | 8.0 |

## Financial position

| (millions of Euro) | 12.31.2003 | 12.31.2002 | Change |
|---|---|---|---|
| Working capital | 729 | 798 | (69) |
| Assets due to be sold | 8 | 114 | (106) |
| Total capital employed | 1,655 | 1,768 | (113) |
| Net financial position | 468 | 613 | (145) |
| Shareholders' equity | 1,174 | 1,141 | 33 |
| Minority interests | 13 | 14 | (1) |

## Summary statement of cash flows

| (millions of Euro) | 2003 | 2002 |
|---|---|---|
| Self-financing | 327 | 349 |
| Change in working capital | (4) | 8 |
| Net operating investments | (126) | (156) |
| Disposal of sport equipment | 81 | - |
| Sale and purchase of financial fixed assets, net | (4) | (4) |
| Payment of dividends | (64) | (75) |
| Payment of taxes | (71) | (112) |
| Net financial surplus | 139 | 10 |

# Benetton Group S.p.A. results

## Statement of income

| (in millions of Euro) | 2003 | % | 2002 | % | Change | % |
|---|---|---|---|---|---|---|
| Revenues | 1,692 | 100.0 | 1,922 | 100.0 | (230) | (12.0) |
| Cost of sales | (1,194) | (70.5) | (1,341) | (69.7) | 147 | (11.0) |
| Gross operating income | 498 | 29.5 | 581 | 30.3 | (83) | (14.3) |
| Variable selling costs | (113) | (6.7) | (123) | (6.5) | 10 | (8.1) |
| Contribution margin | 385 | 22.8 | 458 | 23.8 | (73) | (16.0) |
| General and administrative expenses | (251) | (14.8) | (244) | (12.7) | (7) | 2.8 |
| Income from operations | 134 | 8.0 | 214 | 11.1 | (80) | (37.3) |
| Gain on foreign exchange | 9 | 0.5 | 3 | 0.2 | 6 | n.s. |
| Financial charges, net | (39) | (2.3) | (37) | (1.9) | (2) | 4.3 |
| Other income/(expenses) and non recurring items | 674 | 39.8 | (146) | (7.6) | 820 | n.s. |
| Income before taxes | 778 | 46.0 | 34 | 1.8 | 744 | n.s. |
| Income taxes | (204) | (12.1) | (37) | (2.0) | (167) | n.s. |
| Net income/(loss) | 574 | 33.9 | (3) | (0.2) | 577 | n.s. |

## Financial situation

| (in millions of Euro) | 12.31.2003 | 12.31.2002 |
|---|---|---|
| Working capital | 498 | 551 |
| Assets due to be sold | - | 54 |
| Total capital employed | 1,716 | 1,383 |
| Net financial position | 738 | 934 |
| Shareholders' equity | 978 | 449 |